Exhibit 99.1

NEWS RELEASE

OLYMPUS EXPANDS PRODUCTION

Toronto, November 25, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") is pleased to announce that it has achieved a gold production record for the month of October at its Bong Mieu Gold Processing Plant. Production for October was 3,133 ounces.  The plant throughput is now being sourced from the Company’s two operating underground mines at Phuoc Son and Bong Mieu.

October’s gold production is consistent with the 2010 forecast of 40,000 ounces per year. Construction of the plant facility at Phuoc Son has started, with commissioning expected in the fourth quarter 2010, by which time the annualized production rate will hit 80,000 ounces. The ball mills have been ordered for the new plant and delivery is expected by June 2010.

Production Statistics	October
Gold Produced (ounces)	3,133
Mill Feed/Ore Treated (tonnes)	10,649
Mill Head Grade (grams/tonne)	11.89

The Company is also reviewing its exploration budgets to cater to the anticipated acquisition of the additional projects it will takeover once the merger with Zedex is fulfilled (See Olympus Press Release dated November 10, 2009). Once the Zedex acquisition is complete, the Company intends to focus upon developing and expanding gold production from four core projects, as follows:

Bong Mieu Gold Mine: Underground exploration and development of the existing Nui Kem mine will continue. Surface exploration is planned to run simultaneously with a mining feasibility study in 2010 at Bong Mieu East a potential open-pit.

Phuoc Son Gold Mine: Construction of the process plant will be completed and the underground mine will be further extended. The exploration focus will be upon upgrading and expanding resources earlier drilled within extensive open-ended mineralization zones to the north of the Phuoc Son mine.

Tien Thuan Gold Project: (to be acquired from Zedex) Located in Central Vietnam, initial drilling planned for 1Q 2010 will investigate the sub-surface extent of the extensively mineralized Nui Bac Ma mesothermal quartz vein set. A secondary focus will be upon investigating peripheral gold bearing veins and molybdenum mineralized intrusives.

Bau Gold Project: (to be acquired from Zedex) Located in East Malaysia, the company is currently conducting extensive due diligence studies, including a re-assessment of an earlier defined 1.612M oz JORC resource (to certify compliance with Canadian CIM and NI 43-101 standards) and a mine scoping study. Plans include additional exploration drilling to expand resources beyond currently defined limits.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. The Company is committed to its vision of producing gold from its reserves and making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

David A. Seton,
Chairman and Chief Executive Officer

James W. Hamilton, Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.